Mail Stop 4561

      						August 30, 2006


Warren D. Stowell
Telzuit Medical Technologies, Inc.
5422 Carrier Drive, Suite 306
Orlando, Florida  32819

Re:	Telzuit Medical Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 10, 2006
      File No. 333-135287

Dear Mr. Stowell:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. Please provide additional analysis regarding whether the resale by Vicis Capital Master Fund should be considered an indirect primary offering. In particular, please provide the following information in tabular form:

* all cash payments to be made to Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction (including any payments made to "finders" or "placement agents") with footnote disclosure of the terms of each such payment; and

* all discounts to be received by Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction, including any discounts to market should payments on the note be made in securities or any discounts to market in the exercise price of any warrants or options with footnote disclosure of the terms of each such discount; and

* the dollar value of the securities underlying the overlying security that are registered for resale.

	In addition, please provide the following information in tabular form:

* the total proceeds you received from Vicis from the sale of the notes;

* all payments that are included in the table described above; and

* the resulting net proceeds you received.

2. Please provide to us in tabular form all prior securities transactions between you (or any of your predecessors) and Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction (or any predecessors of those persons). The table should include the following information for each transaction:

* the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

* the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

* the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction:

* the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

* the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

* the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

3. Please provide an analysis comparing the number of shares underlying the convertible notes and warrants held by Vicis that are registered for resale to the number of outstanding shares held by persons other than the following:
* all shares registered in this offering;
* affiliates of Vicis;
* any person with whom Vicis has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and
* affiliates of the issuer.
The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

4. We note your response to prior comment 2 that the 550,000 shares being registered on behalf of Ali Azarvan have not been previously issued. Generally, shares may not be registered for resale prior to issuance. Refer to Telephone Interpretation No. 3S(b), Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement). Please remove these shares from the registration statement.

Selling Stockholders, page 21

5. We note your response to prior comment 6. Please revise the introduction to the selling stockholders table to clarify that no selling shareholders are registered broker-dealers or affiliates of broker-dealers except as noted.

Exhibit 5.1

6. Please revise the opinion to include all the registered shares. The current opinion is limited to the Conversion Shares, Warrant
Shares and Consulting Shares.

7. We note your assumptions in the third paragraph on page 1 of the opinion. The reference to "in accordance with the terms" appears overly broad with respect to the "fully paid" opinion. The "fully paid" opinion paragraph already properly assumes that the shares have been paid for in accordance with the referenced agreements.
Please
remove the third paragraph or advise. In addition, we note your reference to the "underlying contract" in the opinion on page 2. Please revise to identify the underlying contract and confirm that it is filed as an exhibit to the registration statement.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Gowetski at 202-551-3401 or me at 202-
551-3852 with any other questions.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc:	Brent Jones, Esq. (via facsimile)
	Bush Ross, P.A.
Warren D. Stowell
Telzuit Medical Technologies, Inc.
August 30, 2006
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